SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 5


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


             Common Stock, par value $.001 per share
                (Including the Associated Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven           J. Pedro           Louis W. Pribila
Vice President,        Reinhard           Vice President,
General Counsel and    President          Secretary
Secretary              Rofan Services     and General Counsel
The Dow Chemical       Inc.               DowElanco
Company                2030 Dow Center    9330 Zionsville Road
2030 Dow Center        Midland, MI        Indianapolis, IN
Midland, MI  48674     48674              46268
(517)636-1000          (517)636-1000      (317)337-3000
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                          March 1, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].

                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
    and its I.R.S.               I.R.S. Identification No.
    Identification No.           38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 DowElanco
                                 I.R.S. Identification No.
                                 35-1781118



2)     Check the Appropriate     (a)     [    ]
       Box if a Member of        (b)     [    ]
       a Group


3)  SEC Use Only


4)  Source of Funds              WC



5)     Check Box if Disclosure
       of Legal Proceedings is          [  ]
       Required Pursuant to Items
       2(d) or 2(e)



6)     Citizenship or Place of   The Dow Chemical Company - Delaware
       Organization              Rofan Services Inc. - Delaware
                                 DowElanco - Indiana


Number    7) Sole Voting Power   17,306,502(1)
of        _____________________  _______________________________
Shares    8) Shared Voting
Benefici     Power                 0
ally      _____________________  _______________________________
Owned by  9) Sole Dispositive
Each         Power               17,306,502(1)
Reportin  _____________________  _______________________________
g Person  10) Shared               0
With          Dispositive Power
                           Page 2 of 6

11)    Aggregate Amount
       Beneficially owned by Each
       Reporting Person as of       17,306,502 (1)
       March 12, 1997

12)    Check Box if the
       Aggregate                      [    ]
       Amount in Row (11) Excludes
       Certain Shares

13)   Percent of Class
      Represented by Amount in       56.0% (1)
      Row (11)

14)   Type of Reporting Person

      The Dow Chemical Company     CO
      Rofan Services Inc.          CO
      DowElanco                    PN

(1) Numbers and percentages include 400,000 shares of the Issuer's Common Stock to be acquired by DowElanco on April 1, 1997 from Kubota Corporation. See Item 4, Part (a) for additional information.


       This Amendment No. 5 is being filed to note the increase in the reporting persons' ownership from 54.6% to 56.0%. It amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, and Amendment No. 4 filed on January 30, 1997 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by adding the following paragraph to the end thereof.

       DowElanco obtained the funds required to effect the transactions reported in Amendment No. 5 to Schedule 13D from working capital and other internal sources.

Item 4.       Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

       (a)  Since the filing of Amendment No. 4 to the Schedule
13D, DowElanco has purchased a number of shares in open market transactions. Those transactions are summarized in the following table:
                              Page 3 of 6


                 Shares of
                Common Stock   Price/Share     Total Price
      Date

     1/27/97      20,000         $24.469     $489,367.00
     1/30/97      10,000          24.188      241,875.00
     2/12/97       5,000          25.625      128,125.00
     2/13/97      20,000          25.625      512,500.00
      3/4/97       5,000          26.250      131,250.00
      3/5/97       5,000          26.875      134,375.00
     3/11/97       5,000          27.000      135,000.00


On March 1, 1997, DowElanco agreed to purchase directly from Kubota Corporation, a Japanese Corporation ("Kubota"), 400,000 shares of Common Stock at a purchase price of $26.049 per share. The effective date of this transaction will be April 1, 1997. The purpose of this transaction was to increase DowElanco's ownership of Common Stock at a price and on terms that DowElanco considers favorable. From time to time, DowElanco may acquire additional shares of Common Stock on terms it considers favorable, subject to the percentage of ownership limitations contained in the Exchange and Purchase Agreement.

Item 5.       Interest in Securities of the Issuer.

       Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof.

       (a) Upon the completion of the transaction with Kubota described in Item 4, Part (a) DowElanco will own, and TDCC and Rofan will indirectly own, an aggregate of 17,306,502 shares of Common Stock which represent approximately 56.0% of the total outstanding shares of Common Stock.

       (b) Upon the completion of the transaction with Kubota described in Item 4, Part (a) DowElanco will have, and TDCC and Rofan will indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 17,306,502 shares of Common Stock.

       (c) Since the filing of Amendment No. 4 to Schedule 13D, DowElanco has (i) purchased 70,000 shares of Common Stock in open market transactions for an aggregate purchase price of $1,772,492 and (ii) agreed to purchase 400,000 shares of Common Stock in a private transaction with Kubota for an aggregate purchase price of $10,419,600. This transaction is more fully described in Item 4, Part (a) hereto.

       (d) None of TDCC, Rofan, DowElanco or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than, the 17,306,502 shares of Common Stock acquired or to be acquired by DowElanco.
                           Page 4 of 6


      (e)    Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

DowElanco entered into a Stock Purchase Agreement with Kubota on March 1, 1997. That agreement is more fully described in Item 4, Part (a) hereto, the complete text of which is filed as an exhibit to this Amendment No. 5 to Schedule 13D and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.          Description

   99                Stock Purchase Agreement



                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 12, 1997

          THE DOW CHEMICAL COMPANY

          By:    J. Pedro Reinhard
          Name:  J. Pedro Reinhard
          Title:    Executive Vice President
                    and Chief Financial Officer


          ROFAN SERVICES INC.

          By:    J. Pedro Reinhard
          Name:  J. Pedro Reinhard
          Title:    President


          DOWELANCO

          By:    Louis W. Pribila
          Name:  Louis W. Pribila
          Title:    Vice President, Secretary and General Counsel

                            Page 5 of 6

                 EXHIBIT INDEX



          99                         Stock Purchase Agreement

                            Page 6 of 6
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